As filed with the Securities and Exchange Commission on June 29, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to ___________

Commission file number 000-16977

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:  Stolt-Nielsen Inc. Retirement Savings Plan, c/o Stolt-Nielsen Inc., 800 Connecticut Avenue, 4th Floor East, Norwalk, CT 06854.

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:  Stolt-Nielsen S.A., c/o Stolt-Nielsen Ltd., Aldwych House, 71-91 Aldwych, London WC2B 4HN, England.

STOLT-NIELSEN INC. RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Stolt-Nielsen Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Stolt-Nielsen Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Stamford, Connecticut
June 23, 2006

STOLT-NIELSEN INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Investments at fair value	$38,545,669	$34,693,294

Receivables:
Employer contributions	19,239	—
Participant contributions	44,823	—
Interest and dividends	19,899	10,671
Total receivables	83,961	10,671

NET ASSETS AVAILABLE FOR BENEFITS	$38,629,630	$34,703,965

See notes to financial statements.

STOLT-NIELSEN INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Contributions:
Employer contributions	$1,180,702
Participant contributions	2,671,253

Total contributions	3,851,955

Investment income:
Net appreciation in fair value of investments	1,160,228
Interest and dividends	1,416,737

Net investment income	2,576,965

Total additions	6,428,920

DEDUCTIONS:
Benefits paid to participants	2,493,912
Administrative expenses	9,343

Total deductions	2,503,255

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	3,925,665

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	34,703,965

End of year	$38,629,630

See notes to financial statements.

STOLT-NIELSEN INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2005 AND 2004, AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.              PLAN DESCRIPTION

The following description of the Stolt-Nielsen Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

General—The Plan is a defined contribution plan established by Stolt-Nielsen Inc. (the “Employer”) under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of all employees who have six consecutive months of service (no minimum number of hours of service are required). The Plan was established on January 1, 1993. Fidelity Investments (“Fidelity”), trustee of the Plan, holds the Plan’s investments and executes transactions therein. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Each year, participants may contribute 1% to 60% of their pretax annual compensation, as defined in the Plan, subject to certain IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Employer matches a participant’s contributions equal to 100% of the first 3% of eligible compensation, with a further match of 50% of a participant’s contributions for the next 2% of eligible compensation.

The Plan allows individuals age 50 and over to contribute an additional amount to their participant account, in accordance with section 414 (v) of the IRC. In 2005, the maximum additional contribution amount was $4,000. To be eligible to make this age 50 catch-up contribution, a participant must be age 50 or older, or turn age 50 by the end of the calendar year, and must make the maximum annual pretax contribution to the plan.

Vesting—Effective January 1, 2000, participants are vested immediately in their contributions and any qualified Employer match, as defined, when made, plus actual earnings thereon.

Payment of Benefits—Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his/her account by a lump-sum distribution, at the discretion of the participant for account balances greater than $5,000. Participant withdrawals for hardship prior to termination of employment will be allowed, as defined, subject to a $500 minimum amount.

Participant Accounts—Individual accounts are maintained for each of the participants to reflect the participant’s share of the Plan’s income, the Employer’s contribution, and the participant’s contribution. Allocations of earnings are based on the allocation and performance of investments in the individual participant accounts, as defined.

Investment Options—Participants direct contributions, including Employer matching contributions, into 23 investment options in 1% increments. Participants may change their investment elections daily.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding loan balance over the previous 12 months or 50% of their account balance. Loan terms range from one to five years or up to 10 years for the purchase of a primary residence. The loans bear interest at a rate commensurate with prevailing rates as determined by the plan administrator. Principal and interest are paid through biweekly payroll deductions. As defined by the Plan, the borrowers’ vested account balances are used as collateral for the participant loans. Loan balances are included as investments and aggregate $831,742 and $684,840 at December 31, 2005 and 2004, respectively, and bear interest of 5.0% to 10.5%.

Forfeited Accounts—As of December 31, 2005 and 2004, forfeited nonvested accounts totaled $2,322 and $0, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2005, employer contributions were not reduced by any amounts from forfeited nonvested accounts.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities.

Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds and stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in stock. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—The Employer pays all administrative expenses of the Plan, with the exception of loan maintenance and origination fees, which are paid by the applicable borrower. During 2005, the Employer paid $16,033 in administrative expenses on behalf of the Plan.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who have elected to withdraw from the Plan, but were not yet paid as of December 31, 2005 and 2004.

Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.              INVESTMENTS

The fair market value of individual assets that represent 5% or more of the Plan’s assets as of December 31, 2005 and 2004 is as follows:

	2005	2004

GMO US Core Fund	$9,364,041	$9,696,284
Spartan U.S. Equity Index Fund	6,355,753	6,427,760
Fidelity Balanced Fund	5,886,664	4,673,166
Fidelity Retirement Government Money Market Portfolio Fund	3,314,707	2,348,333
Artisan Mid Cap Investment Fund	2,545,427	2,266,430
Stolt-Nielsen Inc. Stock Fund	2,067,265	—
Fidelity Intermediate Bond Fund	2,035,056	2,407,563
Spartan International Index Fund	2,009,969	—

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,160,228 as follows:

Stolt-Nielsen Inc. Stock Fund	$352,839
Fidelity Balanced Fund	254,766
Fidelity Overseas Fund	219,551
Spartan U.S. Equity Index Fund	178,134
Artisan Mid Cap Investment Fund	113,739
Fidelity Growth Company Fund	58,741
Spartan International Index Fund	37,934
Royce Low Priced Stock Fund	25,303
Fidelity Freedom 2010 Fund	15,291
Fidelity Freedom 2020 Fund	14,967
Fidelity Freedom 2040 Fund	6,604
Fidelity Freedom 2025 Fund	3,356
Fidelity Freedom 2030 Fund	2,295
Fidelity Freedom 2015 Fund	436
Fidelity Freedom Income Fund	192
Fidelity Freedom 2035 Fund	170
Fidelity Freedom 2005 Fund	153
Fidelity Freedom 2000 Fund	153
Fidelity Equity Income Fund	(2,536)
Ariel Appreciation Fund	(12,180)
PIMCO Total Return Fund Administrative	(12,910)
GMO US Core Fund	(46,265)
Fidelity Intermediate Bond Fund	(50,505)

Net appreciation in fair value of investments	$1,160,228

Effective December 1, 2005, the Fidelity Overseas Fund was replaced with the Spartan International Index Fund.

4.              FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Fidelity. Fidelity received an opinion letter from the Internal Revenue Service (“IRS”), dated October 9, 2003, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS. The Plan has been amended since receiving the determination letter; however, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

5.              PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants are fully vested in their accounts.

6.              EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

Stolt-Nielsen S.A. is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Stolt-Nielsen Inc. Stock Fund transactions qualify as party-in-interest transactions.

At December 31, 2005 and 2004, the Plan held 142,866 and 126,550 units, respectively, in the Stolt-Nielsen Inc. Stock Fund, with a cost basis of $1,597,473 and $991,364, respectively. Units in the Stolt-Nielsen Inc. Stock Fund represent ownership interests in a pooled fund with investments in the common stock of Stolt-Nielsen S.A., the ultimate parent company of the Employer, and an amount of short-term investments. During the year ended December 31, 2005, the Plan received $165,878 of dividend income from such common stock.

7.     SUBSEQUENT EVENTS

On April 10, 2006, the Employer announced two investment option changes to the Plan, effective June 1, 2006. Beginning on June 1, 2006, participant account balances and future payroll contributions that were previously allocated to the Ariel Appreciation Fund and the Fidelity Intermediate Bond Fund will be automatically transferred or directed to the Artisan Mid Cap Investment Fund and the Fidelity U.S. Bond Index Fund, respectively.

On June 23, 2006, the Employer announced its decision to remove the Stolt-Nielsen Inc. Stock Fund as an investment option under the Plan, effective July 1, 2007, and has appointed United States Trust Company, National Association (“U.S. Trust”) to act as the independent fiduciary for the Stolt-Nielsen Inc. Stock Fund until it is closed.

As the independent fiduciary, U.S. Trust’s role is to determine how long participants in the Plan may continue to retain their existing investment in the Stolt-Nielsen Inc. Stock Fund, and to sell the Stolt-Nielsen S.A. common stock in such fund.

Although the Stolt-Nielsen Inc. Stock Fund will not be removed from the Plan until July 1, 2007, no further employee contributions or transfers may be made to such fund after July 14, 2006.

******

Employer ID#13-1932470
Plan #002

STOLT-NIELSEN INC. RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor	Description		Current
	or Similar Party	of Investment	Cost	Value

	GMO US Core Fund	Mutual Fund	**	$9,364,041
*	Spartan U.S. Equity Index Fund	Mutual Fund	**	6,355,753
*	Fidelity Balanced Fund	Mutual Fund	**	5,886,664
*	FMMT Retirement Government Money Market	Money Market	**	3,314,707
	Artisan Mid Cap Investment Fund	Mutual Fund	**	2,545,427
*	Stolt-Nielsen Inc. Stock Fund	Employer Stock	**	2,067,265
*	Fidelity Intermediate Bond Fund	Mutual Fund	**	2,035,056
*	Spartan International Index Fund	Mutual Fund	**	2,009,969
	Royce Low Priced Stock Fund	Mutual Fund	**	873,653
	Ariel Appreciation Fund	Mutual Fund	**	648,399
*	Fidelity Growth Company Fund	Mutual Fund	**	624,736
*	Fidelity Equity Income Fund	Mutual Fund	**	573,347
	PIMCO Total Return Fund Administrative	Mutual Fund	**	540,821
*	Fidelity Freedom 2020 Fund	Mutual Fund	**	309,311
*	Fidelity Freedom 2010 Fund	Mutual Fund	**	290,255
*	Fidelity Freedom 2040 Fund	Mutual Fund	**	119,116
*	Fidelity Freedom 2025 Fund	Mutual Fund	**	59,939
*	Fidelity Freedom 2030 Fund	Mutual Fund	**	43,474
*	Fidelity Freedom Income Fund	Mutual Fund	**	19,739
*	Fidelity Freedom 2015 Fund	Mutual Fund	**	12,966
*	Fidelity Freedom 2000 Fund	Mutual Fund	**	9,234
*	Fidelity Freedom 2005 Fund	Mutual Fund	**	6,999
*	Fidelity Freedom 2035 Fund	Mutual Fund	**	3,056

*	Participant Loans	117 loans, maturing through August 18, 2015 at interest rates of 5.0% to 10.5%		831,742

	TOTAL INVESTMENTS			$38,545,669

* Permitted party-in-interest

** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

Dated: June 29, 2006	STOLT-NIELSEN INC. RETIREMENT
SAVINGS PLAN

/s/ Eileen M. Graham
Eileen M. Graham, Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm